Exhibit 99.2

OFA Group Leads Joint Venture with Next Investments LLC to Develop Senior Care Facility, Advancing Expansion into Asset-Backed Real Estate

Transaction in escrow advances OFA’s expansion into asset-backed real estate and next-generation senior living

Los Angeles, CA – August 25, 2025 – OFA Group (Nasdaq: OFAL)(“OFA” or the “Company”), a leader in architecture, real estate innovation, and AI-driven design solutions, today announces that it has entered into a binding Letter of Intent (LOI) with Next Investments LLC (“Next) to establish a joint venture (JV) for the development of a state-of-the-art senior care facility. The joint venture is subject to the negotiation and execution of definitive agreements.

Chief Operation Officer Thomas Gaffney commented, “This joint venture has been established to advance OFA’s strategy to apply our financial and architectural expertise to high-growth, asset-backed opportunities. By combining our design and financing capabilities with Next’s operational acumen and property base, we are creating a scalable senior care model in a sector driven by powerful demographic trends. Strategically, this initiative aligns with our broader growth plan to expand into asset management and real estate verticals, including senior care, crypto-enabled lending, and property technology. Together, these efforts are building a diversified, technology-driven financial ecosystem designed to deliver sustainable growth and long-term shareholder value.”

Pursuant to the Letter of Intent, OFA will provide both the capital investment and architectural services required for the development of the project, leveraging the expertise of its OFA Finance and OFA Architecture divisions. Next will contribute the property on which the facility will be constructed and assume full management responsibilities once the development is completed.

The joint venture will unite OFA’s capital deployment and architectural expertise with Next’s property base and operational leadership, establishing a purpose-built platform in senior care. By aligning capabilities in development and management, OFA believes the partnership is positioned to capture long-term demand in a growing demographic sector while generating durable, recurring value.

About OFA Group

OFA Group, through its wholly owned operating subsidiary, Office for Fine Architecture Limited, is a publicly traded architectural and AI tool development firm dedicated to delivering innovative, sustainable, and client-focused solutions in the built environment. The company’s portfolio spans architecture, interior design, planning, statutory submissions, and AI-driven building code compliance tools, with specialized expertise in senior care infrastructure development. For more information, please visit https://investor.ofacorp.com/

Forward Looking Statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements although not all forward-looking statements contain these identifying words. These forward-looking statements include statements relating to the Company’s establishment of a joint venture, the completion of the construction, the Company’s broader growth strategy and the Company’s expected financial results. The forward-looking statements contained in this press release are based on management’s current expectations and are subject to substantial risks, uncertainty and changes in circumstances. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to the parties’ ability to complete due diligence, obtain regulatory approvals, and negotiate definitive agreements, the development of senior care industry and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and, except as required by federal securities laws, the Company specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor & Media:

CORE IR
(212) 655-0924
info@ofacorp.com